Exhibit 99.2

FORM OF LETTER TO RECORD HOLDERS

[First United Corporation Letterhead]

[•], 20[•]

To Our Fellow Shareholders:

This letter is being distributed by First United Corporation (“we”, “us”, “our” or the “Company”) to the record holders of shares of the Company’s common stock, par value $.01 per share, at 5:00 p.m., Eastern Time, on November 28, 2016 (the “Record Date”), in connection with the Company’s distribution of non-transferable subscription rights to subscribe for and purchase an aggregate of 783,626 shares of the Company’s common stock, as described in the prospectus dated [•], 20[•] (the “Prospectus”).

The rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on[•], 20[•] , unless the Company extends the offering period for up to 30 days until [•], 20[•] (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one right for each share of common stock owned at 5:00 p.m., Eastern Time, on the Record Date. Each right gives you the opportunity to subscribe for 0.125 shares of common stock at the cash subscription price of $[•] per whole share (the “Subscription Price”), which we refer to as the basic subscription right. For example, if you owned 80 shares of common stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 80 rights and would have the right to purchase 10 shares of common stock for the Subscription Price pursuant to the exercise of your basic subscription privilege. We will not issue fractional shares of common stock in the offering and rights holders will be entitled to purchase only a whole number of shares of common stock, rounded down to the nearest whole number. Thus, a shareholder must own at least eight shares of common stock as of the Record Date to purchase one new share under the basic subscription privilege.

If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also exercise an oversubscription privilege to purchase a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription right. The oversubscription privilege will only be offered for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the shareholders’ basic subscription right, does not exceed 783,626 shares. We reserve the right to accept or reject oversubscriptions for any reason. If oversubscription requests exceed the number of shares of common stock remaining available for sale after purchases by all shareholders exercising their basic subscription right, then we will have discretion to allocate the remaining available shares of common stock among shareholders who oversubscribed as we deem appropriate. When determining how to allocate such remaining shares, we may give priority to those oversubscription purchasers that we believe will develop future business relationships with us, refer business to us or purchase additional shares of our common stock on the open market after the closing of the offering.

No person or entity that, together with related persons or entities, owns, as of the date of the Prospectus, less than 5% of our issued and outstanding shares of common stock may exercise subscription rights (including the oversubscription privilege) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of our issued and outstanding shares of common stock following the offering, or that would otherwise require regulatory approval. In addition, any person or entity, together with related persons or entities, that exercises subscription rights (including the oversubscription privilege) to purchase shares of our common stock that, when aggregated with their existing ownership, results in such person or entity, together with any related persons or entities, becoming beneficial owners of 4% or more of our issued and outstanding shares of common stock following the offering will be required to enter into an agreement prohibiting such person or entity from purchasing additional shares that would result in such person or entity owning more than 5% of our issued and outstanding shares of common stock. In addition, notwithstanding any other information presented herein or in the Prospectus, we do not intend to accept any subscriptions pursuant to the basic subscription right or the oversubscription privilege if we believe such subscriptions or oversubscriptions may have an unfavorable effect on our ability to preserve our net operating loss carryforwards deferred tax asset.

You will be required to submit payment in full for all the shares you wish to buy with your basic subscription privilege and your oversubscription privilege. Because we will not know the total number of unsubscribed shares prior to the expiration of the offering, if you wish to maximize the number of shares purchased pursuant to your oversubscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription payment for the maximum number of shares of common stock that may be available to you, assuming you fully exercises your basic subscription right and are allotted the full amount of your oversubscription privilege as elected by you.

If you do not indicate the number of rights being exercised, or the subscription agent does not receive the full subscription payment for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of whole rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If your aggregate subscription payment is greater than the amount you owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your oversubscription privilege to purchase the maximum number of unsubscribed shares that may be purchased with your over-payment. If we do not apply your full subscription payment to your purchase of shares of common stock, the excess subscription payment received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. The rights will be evidenced by a non-transferable subscription rights certificate and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Subscription Rights Certificate;
3.	Instructions for Use of First United Corporation Subscription Rights Certificates; and
4.	A return envelope addressed to Computershare Trust Company, N.A., the subscription agent.

Your prompt action is requested. To exercise the rights, you should deliver the properly completed and signed subscription rights certificate, with payment in full of the Subscription Price for each share of common stock subscribed for pursuant to the basic subscription right and the oversubscription privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the subscription rights certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. You cannot revoke the exercise of your subscription rights . Rights not exercised prior to the Expiration Time will expire and will no longer be exercisable.

Additional copies of the enclosed materials may be obtained by contacting our information agent, Georgeson LLC, at (800) 561-2871. If you have any general questions regarding the offering, the Company, or First United Bank & Trust, please contact Tonya K. Sturm, our Senior Vice President and Chief Financial Officer, at 301-533-2390.

We thank you for your continued loyalty and support.

Sincerely,

Carissa L. Rodeheaver
Chairman, President and Chief Executive Officer

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